Exhibit 16.1

March 4, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated March 1, 2024, of Calumet Specialty Products Partners, L.P. and are in agreement with the statements contained in the second and third sentence of the first paragraph, and second paragraph on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP